February 24, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Request to Withdraw Registration Statement on Form S-11

File No. 333-256015

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wheeler Real Estate Investment Trust, Inc. (the “Company”) hereby respectfully requests that the Registration Statement on Form S-11 (File No. 333-256015), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2021, amended on May 21, 2021 and declared effective by the Commission on May 25, 2021.

The Registration Statement was filed in connection with the offer and sale of up to 1,558,134 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), issuable upon exercise of warrants described therein by selling stockholders. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company is seeking withdrawal of the Registration Statement because the reverse stock splits completed by the Company after the effectiveness of the Registration Statement reduced the number of shares of Common Stock covered by the Registration Statement to less than one whole share.

Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the written order granting withdrawal via email to our counsel, Daniel P. Raglan of Cadwalader, Wickersham & Taft LLP, at daniel.raglan@cwt.com. If you have any questions regarding the foregoing, please feel free to contact Mr. Raglan at (212) 504-6790.

Thank you for your assistance with this matter.

Very truly yours,

Wheeler Real Estate Investment Trust, Inc.

By:	/s/ Crystal Plum
Name: Crystal Plum
Title: Chief Financial Officer

cc: Daniel P. Raglan, Cadwalader, Wickersham & Taft LLP